PE
12-31-02



03058843

Kirlin Holding Corp.

2002 Annual Report

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K
FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(D)
OF THE SECURITIES AND EXCHANGE
ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 0-25336

KIRLIN HOLDING CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	11-3229358
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6901 Jericho Turnpike, Syosset, New York	11791
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number: (800) 899-9400

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.0001 per share

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been\subject to such filing requirements for the past 90 days. Yes X No __

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Check if the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). __Yes X No

The information required in Part III by Items 10, 11, 12 and 13 is incorporated by reference to the registrant's proxy statement in connection with the 2003 Annual Meeting of Stockholders, which will be filed by the registrant within 120 days after the close of its fiscal year.

As of June 28, 2002 (the last business day of the Registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's Common Stock (based on its reported last sale price on the Nasdaq National Market) held by non-affiliates of the registrant was $8,357,456. At March 26, 2003, 1,877,809 shares of issuer's Common Stock were outstanding.

PART I

ITEM 1. BUSINESS.

General

Kirlin Holding Corp. (the "Company") is a holding company engaged in securities brokerage, securities trading and investment and merchant banking through its wholly-owned operating subsidiary, Kirlin Securities, Inc. ("Kirlin Securities"). The Company was incorporated under the laws of the State of Delaware on July 28, 1994.

Kirlin Securities commenced operations in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Kirlin is a full service retail-oriented brokerage firm, specializing in the trading and sale of both equity and fixed income securities, including mutual funds. At March 21, 2003, Kirlin Securities maintained over 15,000 active customer accounts, which held over $700 million in assets. Kirlin Securities employs approximately 110 registered representatives. Kirlin Securities is licensed to conduct activities as a broker-dealer in Puerto Rico, the District of Columbia and in 49 states, and operates primarily from its headquarters in Syosset, New York, as well as six branch offices located in California, Florida, New Jersey and New York.

Brokerage Operations

Commission Business

The most significant portion of the Company's revenues are derived from commissions generated by its brokerage activities in which the Company buys and sells securities for its customers from other dealers on an agency basis, and charges its customers a commission for its services. The Company's commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which the Company sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts which are a small percentage of the purchase price of the shares depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit the Company to receive additional periodic fees based upon the customer's investment maintained in particular funds. 86.3%, 58.1% and 55.8% of the Company's revenues for 2002, 2001 and 2000, respectively, were derived from commissions generated from its brokerage activities.

Principal Transactions

A smaller portion of the Company's revenues are derived from principal trading activities in equity and fixed income securities, including merchant banking investments. As a principal, the Company buys and sells securities, both for proprietary trading and, more significantly, to facilitate sales to its retail customers and other dealers. These securities are purchased in secondary markets or from the underwriters of new issues. Principal transactions with customers are effected at a net price equal to the current inter-dealer price plus or minus a mark-up or mark-down within the guidelines of applicable securities regulations.

The Company also engages in proprietary trading, in an attempt to realize trading gains. The Company's trading activities as a principal require the commitment of capital and create an opportunity for profits and risk of loss due to trading strategies and market fluctuations. Trading profits or losses depend upon, among other things, the skills of the Company's employees engaged in trading, the capital allocated to securities positions, the financial condition and business prospects of particular issuers and general trends in the securities markets. As a result of structural changes in the Nasdaq marketplace (*e.g.*, decimalization), in March 2002 the Company determined to cease its market-making activities in equity securities. (2.1)%, 33.4% and 42.7% of the Company's revenues for 2002, 2001 and 2000, respectively, were derived from principal trading activities.

Investment and Merchant Banking

Investment banking revenue is derived principally from underwriting fees, commissions and expense allowances, as well as the realization of gains from the exercise of warrants, received in connection with underwriting public offerings or acting as placement agent in private offerings. During the last three years, the Company's investment banking activities have consisted of acting as placement agent for three private placements and acting as underwriter in one initial public offering (Montana Mills Bread Co., Inc.) in 2002 and two private placements in 2001 (including the Company's own private placement). The Company also participates as a member of the underwriting syndicate and selling group member from time to time in unit trust and equity offerings.

Underwriting public offerings involves certain risks. Because underwriters commit to purchase securities at a discount from the initial public offering price, they are exposed to substantial losses in the event that the securities cannot be sold or must be sold below syndicate cost. Under federal securities laws, other laws and court decisions with respect to underwriter's liability and limitations on indemnification by issuers, an underwriter is exposed to substantial potential liability for misstatements or omissions of material facts in prospectuses or other communications with respect to securities offerings.

In addition and as a complement to its investment banking business, the Company also engages in merchant banking activities, although this activity has been limited since the Company decided to focus on its core brokerage business at the end of 2000. From time to time the Company is presented with opportunities to invest, through debt or equity or combination of both, in other companies in a variety of industries. Such investments generally are speculative and involve a high degree of risk for which the Company may receive significant profits, but no assurance can be given that such will be the case. Merchant banking investments typically are of a longer term nature than the Company's trading activities and therefore increase the Company's exposure to market risks and restrict the use of the Company's capital for longer periods of time.

Money Management

The Company established and maintains a Managed Asset Portfolio Program ("MAPP") to manage the financial assets of its clients, for which it receives a quarterly management fee based upon the value of assets under management. The program's focus is to manage money to achieve long-term growth or income while attempting to limit risk. Economic conditions are monitored to determine which sectors will perform well in order to strategically allocate assets to these sectors. Under the program, an individual portfolio plan is developed to fit each client's risk/reward relationship.

The Company was also engaged in money management activities through Greenleaf Management Corp., the manager of Greenleaf Capital Partners II, LLC, a private investment fund capitalized in June 1999 to invest in one or more selected companies and take advantage of investment opportunities that may arise. The investment period for this fund has expired and it is currently in the process of dissolution.

Clearing Broker

The Company does not hold any funds or securities of its customers, but instead utilizes, on a fully disclosed basis, the services of BNY Clearing Services LLC as its clearing broker. As a clearing broker, BNY Clearing processes securities transactions for Kirlin Securities and the accounts of its customers for which Kirlin Securities pays a fee. Pursuant to the terms of the agreement with its clearing broker, Kirlin Securities has agreed to indemnify and holds its clearing broker harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and the clearing broker satisfies customer obligations, Kirlin Securities would be obligated to indemnify the clearing broker for any resulting losses. Kirlin Securities has not experienced any material losses as a result of the failure of its customers to satisfy their obligations. Kirlin Securities has utilized the clearing services of BNY Clearing Services LLC since October 2001. Prior to that time, it used the services of Correspondent Services Corporation, a subsidiary of UBS PaineWebber Inc.

Government Regulation

The securities business is subject to extensive and frequently changing federal and state laws and substantial regulation by the Commission, state securities agencies and self-regulatory organizations, such as the NASD Regulation, Inc. ("NASDR"), the regulatory arm of the NASD, and the Municipal Securities Rulemaking Board ("MSRB"). Kirlin Securities is registered as a broker-dealer with the Commission and is a member firm of the NASD. The NASDR has been designated by the Commission as the Company's primary regulator and it also enforces the rules of the MSRB with respect to the Company. NASDR adopts rules, which are subject to approval by the Commission, that govern the members of the NASD and conducts periodic examinations of member firms' operations. Kirlin Securities is also registered as an investment advisor with the State of New York and is subject to its laws and regulations regarding investment advisors.

Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure of securities firms, advertising, record keeping and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the Commission and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers. The Commission, self-regulatory organizations and state securities commissions may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the integrity of the securities markets. The Company believes it is currently in compliance with all such regulations governing its business.

As a registered broker-dealer, Kirlin Securities is subject to the Commission's net capital rule. The net capital rule, which specifies minimum net capital requirements for registered brokers and dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets not readily convertible into cash and from valuing certain other assets, such as a firm's positions in securities, conservatively. Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition. As of December 31, 2002, Kirlin Securities had total net capital of $1,363,016 or $1,113,016 in excess of its minimum net capital.

Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the Commission and other regulatory bodies and ultimately may require its liquidation. The net capital rule also prohibits payments of dividends, redemption of stock and the prepayment or payment in respect of principal of subordinated indebtedness if net capital, after giving effect to the payment, redemption or repayment, would be less than specified percentages of the minimum net capital requirement (120%). Compliance with the net capital rule could limit those operations of the broker-dealer subsidiary that requires the intensive use of capital, such as underwriting and trading activities, and also could restrict the Company's ability to withdraw capital from the subsidiary, which in turn, could limit the Company's ability to pay dividends, repay debt and redeem or purchase shares of its outstanding capital stock.

Competition

The Company encounters intense competition in all aspects of its business and competes directly with other securities firms, a significant number of which offer their customers a broader range of financial services, have greater capital and other resources and may have greater operating efficiencies than the Company. In addition to competition from firms currently in the securities business, there has been increasing competition from other sources, such as commercial banks and insurance companies offering financial services, and from other investment alternatives. Competition among financial services firms for professional personnel is intense.

Personnel

At March 26, 2003, the Company had approximately 140 full-time and 8 part-time employees, including approximately 110 registered representatives in its broker-dealer subsidiary. None of the Company's personnel is covered by a collective bargaining agreement. The Company considers its relationships with its employees to be good.

ITEM 2. PROPERTIES.

The principal executive offices of the Company and its subsidiary, Kirlin Securities are located at 6901 Jericho Turnpike, Syosset, New York 11791 where the Company leases approximately 18,600 square feet of office space at a base rent of approximately $314,000 per year with annual increases of 3.6%. The initial term of the lease expires in December 2004, with one option to renew for an additional three-year period. Kirlin Securities also operates the following branch offices:

Office Location	Approximate Square Footage	Approximate Annual Lease Rental	Expiration
400 Andrews Street Rochester, New York	4,400	$62,000	June 2005
485 Route 1 South Iselin, New Jersey	5,300	$102,000	March 2004
29 Emmons Drive Princeton, New Jersey	2,800	$38,000	August 2005
42 Broad Street Red Bank, New Jersey	2,900	$49,000	June 2003
2400 East Commercial Blvd. Fort Lauderdale, Florida	4,400	$89,000	October 2006
612 Howard Street San Francisco, California	8,400	$277,000	March 2004

Kirlin Securities also leases approximately 4,500 square feet of office space in San Diego, California at an approximate annual lease rental of $140,000 for a term expiring in January 2004 and approximately 4,500 square feet of office space in New York City at an approximate annual lease rental of $192,000 for a term expiring on October 2005.

ITEM 3. LEGAL PROCEEDINGS.

In July 2002, Kirlin Securities was notified by the NASD that it had made a preliminary determination to recommend that disciplinary action be brought against Kirlin Securities and three of its current or former employees, including Anthony Kirincic, President of the Company and Co-Chief Executive Officer of Kirlin Securities, as a result of the sale of certain fixed income securities to clients of Kirlin Securities from November 1995 to 1998. Certain of these securities were issued in $250,000 denominations. The NASD informed Kirlin Securities that the potential violations of the NASD Conduct Rules and/or Federal securities laws relate to the following (all of which activity occurred prior to 1999): (i) sales of unregistered securities stemming from the sale of these securities in smaller denominations; (ii) placement of false and misleading advertising relating to these securities; (iii) charging of markups on the sale of the securities in excess of NASD policy allegedly in the amount of approximately $1,420,000 and in violation of securities laws allegedly in the amount of approximately $44,000; (iv) failure to maintain inventory sheets as distributed to certain employees in connection with the sale of the securities; and (v) failure to establish and enforce supervisory procedures to assure compliance with federal laws and NASD Rules to prevent the aforementioned potential violations. In March 2003 the NASD initiated this disciplinary action against Kirlin Securities and two employees seeking the imposition of sanctions, restitution and costs. The Company cannot predict the outcome of the disciplinary action at this time and is unable to determine whether this matter will have a material adverse effect on the consolidated financial condition of the Company.

The Company's business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied customers for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. The Company does not presently maintain an errors and omissions insurance policy insuring it against these risks. In the normal course of the Company's business, the Company from time to time is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters and the reserves established by the Company, that the resolution of all claims presently pending will not have a material adverse effect on the consolidated financial condition of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company held a Special Meeting of Stockholders on December 18, 2002. At the meeting the stockholders authorized an amendment to the Company's Certificate of Incorporation to implement a reverse stock split of the Company's Common Stock of between one-for-two up to one-for-eight, at any time within 180 days after stockholder approval, with the exact timing and ratio to be determined in the sole discretion of the Board of Directors. 9,126,958 shares voted in favor of the proposal, 143,982 shares were voted against the proposal, 17,983 shares abstained and 5,673,385 shares were not voted.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock commenced quotation on the Nasdaq SmallCap Market on January 19, 1995 following its initial public offering, and from December 6, 1999 through November 24, 2002, the Company's Common Stock traded on the Nasdaq National Market. In July 2002, the Nasdaq National Market advised the Company that it was not in compliance with its bid price requirement. On November 25, 2002, the Company transferred to the Nasdaq SmallCap Market in order to obtain additional time in which to regain compliance with the minimum bid price requirement. The following table sets forth, for the periods indicated, the last sale prices for the Common Stock as reported by Nasdaq (representing interdealer sales which do not include retail markups, markdowns or commissions), with prices adjusted to reflect the Company's one-for-eight stock split effected on January 6, 2003:

Period	High($)	Low($)
Fiscal 2002		
Fourth Quarter	6.000	2.800
Third Quarter	7.520	4.000
Second Quarter	9.280	5.280
First Quarter	8.480	5.120
Fiscal 2001		
Fourth Quarter	11.200	7.360
Third Quarter	15.200	7.616
Second Quarter	19.600	10.000
First Quarter	13.000	5.504

On March 26, 2003, the last sale price of the Common Stock as reported by the Nasdaq SmallCap Market was $1.63. On March 26, 2003, there were 176 holders of record of the Company's Common Stock and, the Company believes, over 1,100 beneficial owners of the Company's Company Stock.

The Company presently intends to retain all earnings for the Company's continued growth. Depending upon the Company's capital resources and needs, the Company may pay cash dividends in the future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors, although this may change based upon the foregoing factors. The Company's ability to pay dividends in the future also may be restricted by the obligations of its broker-dealer subsidiaries to comply with the net capital requirements imposed on broker-dealers under regulations and rules promulgated by the Commission and the NASDR.

Recent Sales of Unregistered Securities

During the three months ended December 31, 2002, the Company made the following sales of unregistered securities:

Date of Sale	Title of Security	Number Sold	Consideration Received and Description of Underwriting or Other Discounts to Market Price Afforded To Purchasers	Exemption from Registration Claimed	If Option, Warrant or Convertible Security, Terms of Exercise or Conversion
10/1/02	Options to purchase Common Stock	9,122	Options granted under 1996 Stock Plan - no cash consideration received by the Company.	4(2)	Fully exercisable upon grant for a period of 10 years from date of grant, at an exercise price of $4.54 per share.
10/1/02	Options to purchase Common Stock	8,465	Options granted under 1996 Stock Plan - no cash consideration received by the Company.	4(2)	Fully exercisable commencing 10/1/05 until 10 years from date of grant, at an exercise price of $4.80 per share.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data at and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 has been derived from the Company's audited financial statements for each of the years. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto appearing elsewhere in this Report.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Income Statement Data:					
Total revenues	21,362,180	22,992,888	31,030,364	42,673,096	15,555,083
Total expenses	27,911,639	29,015,853	46,887,580	30,671,871	16,792,546
(Loss) income before income taxes	(6,549,459)	(6,022,965)	(19,673,076)	12,001,222	(1,237,463)
Net (loss) income	(8,802,638)	(3,689,055)	(11,296,166)	7,455,086	(736,890)
Basic (loss) income per common share	(4.69)	(2.19)	(7.12)	4.96	(0.56)
Diluted (loss) income per common share	(4.69)	(2.19)	(7.12)	4.80	(0.56)
Weighted average shares outstanding – basic	1,875,442	1,682,165	1,585,672	1,497,511	1,400,930
Weighted average shares outstanding – diluted	1,875,442	1,682,165	1,585,672	1,550,237	1,400,930
Balance Sheet Data(1):					
Total assets	8,175,456	14,874,956	16,136,194	31,073,019	15,534,512
Total liabilities and subordinated liability	6,607,060	4,104,762	4,398,511	10,654,758	7,221,993
Stockholders' equity	1,568,396	10,770,194	10,781,275	17,742,181	8,312,519

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-Looking Statements

When used in this Form 10-K and in future filings by the Company with the Commission, the words or phrases "will likely result," "management expects" or "the Company expects," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risks are included in "Item 1: Business," "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Exhibit 99: Risk Factors" included in this Form 10-K. The Company has no obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Critical Accounting Policies

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. Note 1 to our consolidated financial statements filed with our Annual Report on Form 10-K for the year ended December 31, 2002 includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. We focus your attention on the following which provides a brief discussion of the more significant accounting policies and methods used by us:

Valuation of Investments. The major portion of the Company's securities owned and securities sold, not yet purchased, are stated at quoted market values. Included in securities owned are stock warrants and investments in privately held companies not readily marketable, which have been valued at fair value as determined by management. The warrants are valued based on a percentage of the market value of the underlying securities. The resulting unrealized gains and losses are reflected in principal transactions, investment banking and merchant banking income. The liquidation of the Company's position could result in substantial differences from the market and fair value prices used in the financial statements.

Market, Credit, and Liquidity Risk. The Company's investing and underwriting activities often involve the purchase, sale or short sale of securities as principal. Such activities subject our capital to significant risks from markets that may be characterized by relative illiquidity or may be particularly susceptible to rapid fluctuation in liquidity. Such market conditions could limit the Company's ability to resell securities purchased or to purchase securities sold short. These activities subject our capital to significant risks, including market, credit counterparty and liquidity risks. Market risks relates to the risk of fluctuating values based on market prices without action on our part. The Company's primary credit risk is settlement or counterparty risk, which relates to whether a counterparty will fulfill its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to the Company's inability to liquidate assets or redirect the deployment of assets contained in illiquid investments. In addition, our market and liquidity risks and risks associated with asset revaluation are increased because these risks for us are concentrated. The areas related to the above risks are valued based on listed market prices, where possible. If listed market prices are not available then these items are carried at fair value as determined by management, with related unrealized gains and losses recognized in the statement of operations. Actual results could differ from the values used in these financial statements.

Legal Proceedings. The Company's business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied customers for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. The Company does not presently maintain an errors and omissions insurance policy insuring it against these risks. In the normal course of the Company's business, the Company from time to time is involved in claims, lawsuits and arbitrations brought by its customers. The Company consults its attorneys in order to estimate amounts that should be reflected in the Company's financial statements relating to pending or threatened claims. If pending or threatened claims result in damages to be paid by the Company, these amounts could be different from the amounts previously estimated and reflected in the Company's financial statements. The Company's review of existing claims, arbitrations, and unpaid settlements at December 31, 2002 resulted in an accrued liability of $535,765.

Clearing Agreements. The Company's retail oriented brokerage firm does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's broker-dealer introduces all of its customer transactions, which are not reflected in the financial statements, to its clearing brokers, which maintain the customers' accounts and clears such transactions. Additionally, the clearing brokers provide the clearing and depository operations for the broker dealer's proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event that customers do not fulfill their obligations with the clearing brokers, as the broker-dealer has agreed to indemnify the clearing brokers for any resulting losses. The Company will record a loss from a client transaction when information becomes available to management that allows it to estimate its impact on the Company's financial statements.

Overview

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes presented following the consolidated financial statements. The discussion of results, causes and trends should not be construed to imply any conclusion that such results or trends will necessarily continue in the future.

The Company's revenues during 2002 and in prior years were generated primarily from brokerage transactions in which the Company acts as agent and, to a lesser extent, principal trading activities. As a principal, the Company buys and sells securities, both for proprietary trading and, more significantly, to facilitate sales to its retail customers and other dealers. These securities are purchased in secondary markets or from the underwriters of new issues. Principal transactions with customers are effected at a net price equal to the current interdealer price plus or minus a mark-up or mark-down within the guidelines of applicable securities regulations. The revenues derived from the Company's transactions as principal reflect realized and unrealized gains and losses on such transactions. Revenues from principal transactions are primarily derived from trading fixed income securities, which may be purchased from and/or sold to other dealers or retail clients. In addition, revenues from principal transactions also reflect gains and/or losses derived from writing and purchasing option contracts. As a result of its principal trading activities, the amount of the Company's liabilities and assets can vary widely from period-to-period.

The Company pays its registered representatives commissions equal to varying percentages of gross commissions and mark-ups and mark-downs in connection with the purchases and sales of securities on behalf of its customers. In addition, the Company pays ticket charges to its clearing brokers for the processing of security transactions. The Company maintains inventories of securities in order to facilitate sales to customers. In this regard, the Company may pay interest on the securities held in inventory since its securities can be purchased on margin through its clearing brokers.

During 2000, the Company's percentage ownership of the capital stock of ParentNet ranged from approximately 33% to 81%. Effective December 27, 2000 the Company sold its entire ownership interest in ParentNet, which resulted in a realized loss in the amount of $3,815,860 that has been specifically identified as a separate line item in the consolidated statement of operations for the year ended December 31, 2000. In addition, during the period of time the Company owned its interest in ParentNet, the statement of operations of ParentNet has been consolidated with the Company's statement of operations. This consolidation, net of minority interest in ParentNet, resulted in an approximated loss of $2,100,000 in 2000.

In December 2000, after pursuing its Internet-based business plan, VentureHighway.com Inc., a majority-owned subsidiary of the Company, suspended its Internet operations while it considered its strategic alternatives. On August 24, 2001, Kirlin Securities acquired most of the assets of Princeton Securities Corporation, an independently wholly-owned subsidiary of VentureHighway. Following the sale of the Princeton assets, Princeton relinquished its license as a broker-dealer and is currently in the process of dissolution. In December 2001, the board of directors and stockholders of VentureHighway adopted a plan of dissolution and liquidation, which was filed with the appropriate regulatory agencies during 2002.

In January 2001, the Company's ownership interest in GMST World Markets, Inc. was reduced to 61% when GMST received a capital infusion from a member of its management. On December 31, 2001, the Company sold its remaining interest in GMST, except for a 5% interest, to two members of GMST's management. During the period of time the Company owned its interest in GMST, the statement of operations of GMST has been consolidated with the Company's statement of operations. This sale agreement entitles the Company to various percentages of GMST's net trading revenue over the next ten years, which includes a minimum compensation the Company is entitled to receive in the event GMST's ownership significantly changes.

On August 29, 2001, Kirlin Securities completed its agreement to acquire certain assets of M.S. Farrell & Co., Inc., a retail-oriented brokerage and investment banking firm, in consideration for the issuance of a ten year warrant to purchase 150,000 shares of the common stock of the Company at an exercise price equal to $12 per share and the assumption of liabilities under real estate and equipment leases relating to offices of M.S. Farrell to be used by Kirlin Securities following completion of the transaction.

The Company is directly affected by general economic conditions, interest rates and market conditions. All of these factors have an impact on its principal trading and overall business volume. The Company's costs associated with occupancy, communications and equipment costs are relatively fixed and, in periods of reduced revenues, can have an adverse effect on earnings.

The following table shows each specified item as a dollar amount and as a percentage of revenues in each fiscal period, and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K:

	Years ended December 31,					
	2002		2001		2000	
Revenues:						
Principal transactions, net	$ (449,896)	(2.1)%	$ 7,685,602	33.4%	$ 13,249,749	42.7%
Commissions	18,436,602	86.3%	13,361,772	58.1%	17,301,929	55.8%
Merchant Banking	(37,998)	(0.2)%	202,024	0.9%	(2,967,764)	(9.6)%
Investment Banking	983,829	4.6%	69,209	0.3%	325,000	1.0%
Other income	2,429,643	11.4%	1,502,976	6.5%	2,250,121	7.3%
Increase in value attributable to subsidiaries	-	-	171,305	0.8%	871,329	2.8%
Total revenues	21,362,180	100.0%	22,992,888	100.0%	31,030,364	100.0%
Expenses:						
Employee compensation and benefits	16,626,723	77.8%	18,046,801	78.5%	30,190,787	97.3%
Promotion and advertising	349,514	1.7%	697,114	3.0%	2,297,812	7.4%
Clearance and execution charges	582,674	2.7%	1,508,097	6.6%	2,005,668	6.4%
Occupancy and communications	4,043,779	18.9%	4,880,427	21.2%	5,775,056	18.6%
Impairment of intangible assets and goodwill	2,081,661	9.8%	-	-	-	-
Professional fees	1,050,155	4.9%	1,635,622	7.1%	2,290,189	7.4%
Interest	28,431	0.1%	113,323	0.5%	295,708	1.0%
Other	3,148,702	14.8%	2,134,469	9.3%	4,032,360	13.0%
Total expenses	27,911,639	130.7%	29,015,853	126.2%	46,887,580	151.1%
Loss on disposition of ParentNet, Inc.	-	-	-	-	(3,815,860)	(12.3)%
Loss before income tax (provision) benefit and minority interest in loss of subsidiaries	(6,549,459)	(30.7)%	(6,022,965)	(26.2)%	(19,673,076)	(63.4)%
Income tax (provision) benefit	(2,139,428)	(10.0)%	1,969,479	8.6%	5,572,667	18.0%
Loss before minority interest in loss of subsidiaries	(8,688,887)	(40.7)%	(4,053,486)	(17.6)%	(14,100,409)	(45.4)%
Minority interest in loss (income) of subsidiaries	(113,751)	(0.5)%	364,431	1.6%	2,804,243	9.0%
Net loss	$ (8,802,638)	(41.2%)	$ (3,689,055)	(16.0)%	$ (11,296,166)	(36.4)%

Results of Operations

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Principal transactions, net for the year ended December 31, 2002 decreased 106% to $(449,896) from $7,685,602 in 2001. The decrease is primarily attributable to a shift away from principal business to commission business identified in the next paragraph as well as a decrease in the value of warrants the Company received in connection with its investment banking activities.

Commissions for the year ended December 31, 2002 increased 38% to $18,436,602 from $13,361,772 in 2001. The increase is primarily attributable to the Company's decision to limit its market-making activities, in which it buys and sells securities as principal, and to conduct its brokerage business primarily on an agency basis, for which the Company earns commissions and which reduced the Company's exposure to market risk. Commission business is comprised of equity securities, unit trusts, and mutual funds, which, except for equity securities for which the Company maintains an inventory, are bought and sold on an agency basis for which the Company receives a commission. The change is also reflective of the increase in commissions resulting from the addition of registered representatives which arose from the acquisition of certain assets of M.S. Farrell & Co. during August 2001.

Merchant banking for the year ended December 31, 2002 decreased 119% to $(37,998) from $202,024 in 2001. The loss for 2002 results from the write-down of one of the Company's investments.

Investment banking for the year ended December 31, 2002 was $983,829 as compared to $69,209 in 2001 as a result of fees the Company generated from acting as the underwriter for an initial public offering and as a placement agent related to three private placements.

Other income for the year ended December 31, 2002 increased 61.7% to $2,429,643 from $1,502,976 in 2001. The increase is primarily attributable to the increases in transactional and account balance rebates the Company is entitled to from its clearing broker, consulting income related to investment banking, and earnout payment income the Company is entitled to receive from GMST World Markets, Inc.

Increase in value attributable to subsidiaries for the year ended December 31, 2002 was $0 as compared to $171,305 in 2001. This line item changes based on the value of the Company's investment in its subsidiaries. During the year ended December 31, 2002 none of the Company's subsidiaries had any changes which affected this line item.

Employee compensation and benefits for the year ended December 31, 2002 decreased 7.9% to $16,626,723 from $18,046,801 in 2001. Since employee compensation related to the Company's retail brokerage traders and registered representatives is directly related to revenue they generate, a portion of employee compensation follows the change in the Company's revenues. The results are also reflective of the compensation costs directly related to the increase in commission structure for its registered representatives and branch managers which was initiated during September 2001, as well as the compensation costs directly related to the hiring of additional personnel following the acquisition of certain assets of M.S. Farrell & Co. during August 2001.

Promotion and advertising for the year ended December 31, 2002 decreased 49.9% to $349,514 from $697,114 in 2001 primarily as a result of the Company's decrease in advertising expenditures related to Kirlin Securities' radio campaign and due to the expiration of VentureHighway's advertising commitment during December 2001. To a lesser extent this line item decreased due to the promotional expenses related to GMST, which was sold during December 2001. The Company expects to increase its expenditures for promotion and advertising in future periods.

Clearance and execution charges for the year ended December 31, 2002 decreased 61.4% to $582,674 from $1,508,097 in 2001 primarily as a result of the change in clearing brokers during October 2001 which resulted in reduced fees.

Occupancy and communications costs for the year ended December 31, 2002 decreased 17.1% to $4,043,779 from $4,880,427 in 2001. This decrease is primarily a result of the elimination of these costs directly related to VentureHighway which was formally dissolved during 2002 and the sale of the Company's majority interest in GMST during December 2001, partially offset by the increase in occupancy and communications costs as a result of the prior year acquisition of certain assets and the assumption of liabilities under real estate and equipment leases of M.S. Farrell & Co.

Impairment of intangible assets and goodwill for the year ended December 31, 2002 amounted to $2,081,661 and is a result of the write-off of intangible assets and goodwill amounts related to the acquisitions of Princeton Securities Corporation and M.S. Farrell & Co. This write-off decision was made based on an analysis that identified a market decline not experienced in quite some time, changing conditions surrounding the broker-dealer industry, and comparison of post and pre acquisition factors which identified a decline in production results and registered representatives associated with the acquisitions

Professional fees for the year ended December 31, 2002 decreased 35.8% to $1,050,155 from $1,635,622 in 2001. The decrease is reflective of non-recurring legal fees in the prior year as well as the shift toward more legal work being performed internally by the Company.

Interest expense for the year ended December 31, 2002 decreased 74.9% to $28,431 from $113,323 in 2001. Interest expense decreased primarily due to the reversal of accrued interest related to Kirlin Securities' deferred commission plan due to the termination of employment of certain registered representatives. To a lesser extent interest expense decreased as a result of a reduction of inventory positions purchased on margin and securities sold short, which are held at a clearing broker and charged interest. The Company seeks to minimize its cash balances and withdraws cash for operations from its trading accounts as needed. To the extent necessary, inventory positions are utilized as collateral for such withdrawals.

Other expenses for the year ended December 31, 2002 increased 47.5% to $3,148,702 from $2,134,469 in 2001 primarily a result of the settlement of and accrual for customer arbitrations, as well as a result of general office expenses related to the acquisition of certain assets of a retail oriented brokerage firm during August 2001 which resulted in an increase in the number of branch offices operated by the Company.

Income tax provision for the year ended December 31, 2002 was $2,139,428 as compared to an income tax benefit of $1,969,479 for the year ended December 31, 2001, which is reflective of the valuation allowance related to 100% of the Company's deferred tax asset related to its net operating loss carryforwards and other temporary differences.

Net loss of $8,802,638 for the year ended December 31, 2002 compares to net loss of $3,689,055 for the year ended December 31, 2002. This resulted primarily from the change in revenues and expenses discussed above.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Principal transactions, net for the year ended December 31, 2001 decreased 42.0% to $7,685,603 from $13,249,749 in 2000. The decrease is primarily attributable to a decrease in revenue related to equity and fixed income business, which the Company believes was due to the bearish investor market, which also resulted in a decrease in commission business identified in the next paragraph. Principal transactions also decreased due to a shift from principal to agency transactions for which the Company did not maintain an inventory.

Commissions for the year ended December 31, 2001 decreased 22.8% to $13,361,772 from $17,301,929 in 2000. The decrease is primarily attributable to the Company's decreased business in equity securities, unit trusts, and mutual funds, which, except for equity securities for which the Company maintains an inventory, are bought and sold on an agency basis for which the Company receives a commission.

Merchant banking for the year ended December 31, 2001 increased to $202,024 from $(2,967,764) in 2000. This change is primarily a result of appreciation in the value of some of the investments owned by the Company. In addition one position became freely tradable which makes up a portion of the total amount of this line item. The Company's investment policy records income from such investments in this line item up until the time the position becomes freely tradable. Subsequent to this date any respective gains or losses are recorded as part of the principal transactions line item.

Investment banking for the year ended December 31, 2001 decreased 78.7% to $69,209 from $325,000 in 2000 as result of lower fees generated in this area in 2001.

Other income for the year ended December 31, 2001 decreased 33.2% to $1,502,976 from $2,250,121 in 2000. The decrease is primarily attributable to the decreases in transactional and account balance rebates the Company is entitled to from its clearing brokers, as well as other broker dealers with which it conducts business. A portion of the decrease relates to lower interest income in a money market account for VentureHighway as compared to the prior year due to smaller balances maintained in this money market account.

Increase in value attributable to subsidiaries for the year ended December 31, 2001 decreased 80.3% to $171,305 from $871,329 in 2000. This line item changes based on the value of the Company's investment in its subsidiaries upon the issuance of stock in those subsidiaries. During January 2001, this line item changed due to the increase in the value of the Company's investment in its subsidiary, GMST World Markets, after the issuance by GMST of its common stock to an employee of that subsidiary. In December 2001, the Company sold its remaining interest in GMST, except for a 5% interest, to two members of GMST's management. During 2000 this line item was reflective of the change in subscription receivable VentureHighway had related to an advertising barter transaction it effected with a minority shareholder since net worth increased as a direct result of the usage of the barter advertising. Since VentureHighway was being dissolved the remaining barter advertising did not effect VentureHighway's net worth as well as promotional expense.

Employee compensation and benefits for the year ended December 31, 2001 decreased 40.2% to $18,046,801 from $30,190,787 in 2000. Since employee compensation related to the Company's retail brokerage traders and registered representatives is directly related to revenue they generate, a portion of employee compensation follows the change in the Company's revenues. The results are reflective of increased compensation costs directly related to the acquisition of two retail-oriented brokerage firms during March 2000 and April 2000 and the acquisition of certain assets of M.S. Farrell during August 2001, but offset by a decline in other employees in the Company directly related to VentureHighway and ParentNet.

Promotion and advertising for the year ended December 31, 2001 decreased 69.7% to $697,114 from $2,297,812 in 2000 primarily as a result of the Company's planned decrease in advertising expenditures related to VentureHighway as well as the remaining barter advertising credit that existed with VentureHighway having no effect on this line item as previously identified above. The decrease is partially offset by an increase in radio advertising related to the Company's retail brokerage operations in 2001.

Clearance and execution charges for the year ended December 31, 2001 decreased 24.8% to $1,508,097 from $2,005,668 in 2000 primarily as a result of lower ticket volume, partially offset by higher ticket charges assessed by the Company's clearing broker due to the expiration of a special agreement. During October 2001 the Company changed its clearing broker which is expected to result in lower average ticket charges.

Occupancy and communications costs for the year ended December 31, 2001 decreased 15.5% to $4,880,427 from $5,775,056 in 2000. This decrease is primarily a result of non-recurring occupancy and communications costs related to ParentNet Inc. and VentureHighway and the closing of a retail branch office in October 2000 offset by the cost of quotation machines for GMST World Markets and the acquisition of most of the assets and the assumption of liabilities under real estate and equipment leases of M.S. Farrell.

Professional fees for the year ended December 31, 2001 decreased 28.6% to $1,635,622 from $2,290,189 primarily as a result of non-recurring professional recruitment fees and computer consultation costs arising in the prior year related to VentureHighway and non-recurring fees related to ParentNet.

Interest expense for the year ended December 31, 2001 decreased 61.7% to $113,323 from $295,708 in 2000. Interest expense decreased substantially due to non-recurring accrued interest related to ParentNet's secured promissory notes. For the retail brokerage entities, interest expense decreased as a result of a reduction of inventory positions purchased on margin and securities sold short, which are held at clearing brokers and charged interest. The Company seeks to minimize its cash balances and withdraws cash for operations from its trading accounts as needed. To the extent necessary, inventory positions are utilized as collateral for such withdrawals.

Other expenses for the year ended December 31, 2001 decreased 47.1% to $2,134,470 from $4,032,360 in 2000 as a result of the goodwill amortization expense related to the Company's decreased ownership in GMST World Markets. As a result of this ownership decrease, the Company decreased its goodwill basis. Additionally, other expenses decreased due to the absence in the current year of non-recurring computer and copier and warrant amortization expenses associated with ParentNet in 2000.

Income tax benefit for the year ended December 31, 2001 was $1,969,479 as compared to $5,572,667 for the year ended December 31, 2000, which was consistent with the decrease in loss before this income tax benefit.

Net loss of $3,689,055 for the year ended December 31, 2001 compares to net loss of $11,296,166 for the year ended December 31, 2000. This resulted primarily from the decrease in revenues and expenses, and decrease in tax benefit as discussed above as well as a realized loss of approximately $3,816,000 from the sale of the Company's investment in ParentNet in 2000.

Liquidity and Capital Resources

At December 31, 2002, approximately 66% of the Company's assets were comprised of cash and highly liquid securities. This represents a percentage increase from the Company's position at December 31, 2001 and is primarily a result of the $2,500,000 subordinated loan Kirlin Securities received from its clearing broker during March 2002

Cash and cash equivalents amounted to $3,035,084 at December 31, 2002 as compared to $972,086 at December 31, 2001. This increase is reflective of the movement of cash from the Company's trading accounts, which were accounted for in the "Due from Clearing Brokers" line item, to other financial institutions. Additionally, this line item is reflective of the $2,500,000 subordinated loan Kirlin Securities received from its clearing broker during March 2002.

Due from Clearing Brokers amounted to $559,303 at December 31, 2002 as compared to $2,869,154 at December 31, 2001. This 80.5% decrease is primarily attributable to the movement of cash out of the Company's trading accounts as discussed in the previous paragraph.

Securities owned at December 31, 2002 were $1,856,245 as compared to $2,345,632 at December 31, 2001. This 20.9% decrease is attributable to the decrease in the value of positions held in relation to its merchant banking and investment banking activities and the decrease in state and municipal obligations securities held in inventory with respect to the Company's syndicate activities offset by an increase in securities held in inventory for resale to its customers.

Rebate Receivable amounted to $964,000 at December 31, 2002 as compared to $250,000 at December 31, 2001. As provided in the clearing agreement, the clearing broker will rebate, in amounts and at dates specified in the agreement, 50% of the clearing fees and other items (as defined) up to a maximum of $2,500,000. The rebate will be paid by the clearing broker in the amount of $250,000 on March 31, 2003 and up to maximum installments of $62,500 at the end of each subsequent calendar quarter through March 31, 2005, at which time the balance will be payable.

Representative Loans at December 31, 2002 amounted to $547,914 as compared to $1,002,462 at December 31, 2001. This 45.3% decrease is reflective of the net change resulting from the disbursement of new loans provided to registered representatives as part of the Company's recruitment efforts net of the amortization, collections, and write-offs related to loans disbursed in the current and prior years. A majority of the loans will be forgiven based on the recipient's production or employment through a specific time period. The Company amortizes the principal amount of the loan over the performance period or the employment period, whichever is shorter.

Furniture, Fixtures and Leasehold improvements, net, at December 31, 2002, decreased to $574,986 as compared to $1,084,821 at December 31, 2001. This 47% decrease primarily results from the depreciation of fixed assets during the fourth quarter of 2002.

Deferred tax asset at December 31, 2002 amounted to $0 as compared to $3,457,855 at December 31, 2001. During the year the Company recorded a valuation allowance related to 100% of its deferred tax assets related to its net operating loss carryforwards and other temporary differences.

Intangible assets, net at December 31, 2002 amounted to $0 as compared to $775,000 at December 31, 2001. Goodwill at December 31, 2002 amounted to $0 as compared to $1,395,417 at December 31, 2001. On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," which requires the Company to analyze goodwill on a periodic basis. If the assumptions used in analyzing goodwill for impairment at January 1, 2002 change in the future, the Company may be required to record an impairment charge. During the year ended December 31, 2002 the Company performed a test for impairment which resulted in the write-off of intangible asset and goodwill amounts of approximately $2 million related to the acquisition of two retail oriented brokerage firms in prior years. This write-off decision was made based on an analysis that identified a market decline not experienced in quite some time, changing conditions surrounding the broker-dealer industry, and comparison of post- and pre-acquisition factors which identified a decline in production results and registered representatives associated with the acquisitions.

Other assets decreased by 11.7% to $637,924 at December 31, 2002, from $722,529 at December 31, 2001. The decrease is attributable to the receipt of the earnout payout related to the sale of GMST World Markets, Inc. in the prior year, the reduction of prepaid operating expenses, and a reduction of receivables and prepaid assets associated with Princeton Securities which was dissolved during the past year offset by an increase in commissions due the Company related to the sale of unit investment trusts, fees due the Company for facilitating the trading strategy of customers, and the increase in receivables related to two legal matters.

Securities sold short amounted to $143,205 at December 31, 2002 as compared to $224,371 at December 31, 2001. Management monitors these positions on a daily basis and covers short positions when deemed appropriate.

Accrued compensation was $1,694,183 at December 31, 2002 as compared to $2,113,287 at December 31, 2001, a 19.8% decrease. The revenues upon which commission income to registered representatives is based directly affect this line item, which was lower at the end of the current year as compared to 2001.

Accounts payable and accrued expenses at December 31, 2002 were $2,269,672 as compared to $1,767,104 at December 31, 2001. This 28.4% increase is primarily attributable to the increase in the accruals related to customer arbitrations and one of the Company's office leases offset by the decrease in some liabilities that existed in the prior year related to VentureHighway.com and Princeton Securities which were dissolved during the year as well as an overall decrease in payables related to the Company's general business.

Subordinated liability amounted to $2,500,000 at December 31, 2002. This line item did not exist at December 31, 2001. During March 2002, Kirlin Securities received from its clearing broker a $2,500,000 three-year subordinated loan and calls for payments over various periods of time during this three-year period.

The Company, as guarantor of its customer accounts to its clearing brokers, is exposed to off-balance-sheet risks in the event that its customers do not fulfill their obligations with the clearing brokers. In addition, to the extent the Company maintains a short position in certain securities, it is exposed to a further off-balance-sheet market risk, since the Company's ultimate obligation may exceed the amount recognized in the financial statements.

In July 2002, Kirlin Securities was notified by the NASD that it had made a preliminary determination to recommend that disciplinary action be brought against Kirlin Securities and three of its current or former employees, including Anthony Kirincic, President of the Company and Co-Chief Executive Officer of Kirlin Securities, as a result of the sale of certain fixed income securities to clients of Kirlin Securities from November 1995 to 1998. Certain of these securities were issued in $250,000 denominations. The NASD informed Kirlin Securities that the potential violations of the NASD Conduct Rules and/or Federal securities laws relate to the following (all of which activity occurred prior to 1999): (i) sales of unregistered securities stemming from the sale of these securities in smaller denominations; (ii) placement of false and misleading advertising relating to these securities; (iii) charging of markups on the sale of the securities in excess of NASD policy allegedly in the amount of approximately $1,420,000 and in violation of securities laws allegedly in the amount of approximately $44,000; (iv) failure to maintain inventory sheets as distributed to certain employees in connection with the sale of the securities; and (v) failure to establish and enforce supervisory procedures to assure compliance with federal laws and NASD Rules to prevent the aforementioned potential violations. In March 2003 the NASD initiated this disciplinary action against Kirlin Securities and two of its employees seeking the imposition of sanctions, restitution and costs. The Company cannot predict the outcome of the disciplinary action at this time and is unable to determine whether this matter will have a material adverse effect on the consolidated financial condition of the Company

The Company's business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied customers for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. The Company does not presently maintain an errors and omissions insurance policy insuring it against these risks. In the normal course of the Company's business, the Company from time to time is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters and the reserves established by the Company, that the resolution of all claims presently pending will not have a material adverse effect on the consolidated financial condition of the Company

The Company believes its financial resources will be sufficient to fund the Company's operations and capital requirements for the foreseeable future. The Company, however, continues to explore the possibility of a financing to assist it in pursuing its plans for growth.

Effects of Inflation; Fluctuations in Interest Rates

The Company's business is affected by the rate of inflation. Inflation or inflationary fears, which results in higher interest rates, may have an adverse impact upon the securities markets and on the value of securities held in inventory, thereby adversely affecting the Company's financial position and results of operations.

Consolidated Contractual Obligations and Lease Commitments

The table below summarizes information about our consolidated contractual obligations as of December 31, 2002 and the effects these obligations are expected to have on our consolidated liquidity and cash flow in future years. This table does not include any projected payment amounts related to the Company's potential exposure to arbitrations and other legal matters.

	Total	2003	2004	2005	2006	2007 and thereafter
Equipment Lease obligations	$ 254,039	$ 168,073	$ 51,906	$ 22,614	$ 11,446	$ -
Office Lease obligations	2,534,022	1,306,761	837,293	309,486	80,482	-
Employment contract obligations	5,440,333	1,751,000	921,000	755,000	755,000	1,258,333
	$ 8,228,394	$ 3,225,834	$ 1,810,199	$ 1,087,100	$ 846,928	$ 1,258,333

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our investing and underwriting activities often involve the purchase, sale or short sale of securities as principal. Such activities subject our capital to significant risks from markets that may be characterized by relative illiquidity or may be particularly susceptible to rapid fluctuation in liquidity. Such market conditions could limit our ability to resell securities purchased or to purchase securities sold short. These activities subject our capital to significant risks, including market, credit counterparty and liquidity risks. Market risk relates to the risk of fluctuating values based on market prices without action on our part. Our primary credit risk is settlement or counterparty risk, which relates to whether a counterparty will fulfill its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to our inability to liquidate assets or redirect the deployment of assets contained in illiquid investments. In addition, our market and liquidity risks and risks associated with asset revaluation are increased because these risks for us are concentrated.

KIRLIN HOLDING CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Kirlin Holding Corp.

We have audited the accompanying consolidated statements of financial condition of Kirlin Holding Corp. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kirlin Holding Corp. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York
March 22, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

KIRLIN HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31,	2002	2001
ASSETS		
Cash and Cash Equivalents	$ 3,035,084	$ 972,086
Due from Clearing Brokers	559,303	2,869,154
Securities Owned:		
U.S. government and agency obligations, at market value	320,103	161,376
State and municipal obligations, at market value	757,450	1,161,195
Corporate bonds and other securities, at market value	705,967	415,812
Nonmarketable securities, at fair value	72,725	607,249
Rebate Receivable	964,000	250,000
Representative Loans	547,914	1,002,462
Furniture, Fixtures and Leasehold Improvements, at cost, net of accumulated depreciation and amortization of $2,944,342 and $2,331,207, respectively	574,986	1,084,821
Deferred Tax Assets	-	3,457,855
Intangible Assets, net of accumulated amortization of $ - 0 - and $75,000, respectively	-	775,000
Goodwill	-	1,395,417
Other Assets	637,924	722,529
Total Assets	$ 8,175,456	$14,874,956
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Securities sold, not yet purchased, at market value	$ 143,205	$ 224,371
Accrued compensation	1,694,183	2,113,287
Accounts payable and accrued expenses	2,269,672	1,767,104
	4,107,060	4,104,762
Commitments and Contingencies		
Subordinated Liability	2,500,000	-
Stockholders' Equity:		
Common stock - $.0001 par value; authorized 7,000,000 shares, issued and outstanding 1,798,224 and 1,862,811 shares, respectively	180	186
Additional paid-in capital	16,226,346	16,636,524
Unearned stock compensation	(283,409)	(294,433)
Accumulated deficit	(14,374,721)	(5,572,083)
Total stockholders' equity	1,568,396	10,770,194
Total Liabilities and Stockholders' Equity	$ 8,175,456	$14,874,956

See Notes to Consolidated Financial Statements

KIRLIN HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2002	2001	2000
Revenue:			
Principal transactions, net	$ (449,896)	$ 7,685,602	$ 13,249,749
Commissions	18,436,602	13,361,772	17,301,929
Investment banking	983,829	69,209	325,000
Merchant banking	(37,998)	202,024	(2,967,764)
Other income	2,429,643	1,502,976	2,250,121
Increase in value attributable to subsidiaries	-	171,305	871,329
Total revenue	21,362,180	22,992,888	31,030,364
Expenses:			
Employee compensation and benefits	16,626,723	18,046,801	30,190,787
Promotion and advertising	349,514	697,114	2,297,812
Clearance and execution charges	582,674	1,508,097	2,005,668
Occupancy and communications	4,043,779	4,880,427	5,775,056
Impairment of intangible assets and goodwill	2,081,661	-	-
Professional fees	1,050,155	1,635,622	2,290,189
Interest	28,431	113,323	295,708
Other	3,148,702	2,134,469	4,032,360
	27,911,639	29,015,853	46,887,580
Loss on disposition of ParentNet, Inc.	-	-	(3,815,860)
Loss before income tax benefit (provision) and minority interest in loss of subsidiaries	(6,549,459)	(6,022,965)	(19,673,076)
Income tax (provision) benefit	(2,139,428)	1,969,479	5,572,667
Loss before minority interest in loss of subsidiaries	(8,688,887)	(4,053,486)	(14,100,409)
Minority interest in (income) loss of subsidiaries	(113,751)	364,431	2,804,243
Net loss	$(8,802,638)	$(3,689,055)	$(11,296,166)
Basic and diluted loss per common share	$ (4.69)	$ (2.19)	$ (7.12)
Weighted-average shares outstanding	1,875,442	1,682,165	1,585,672

See Notes to Consolidated Financial Statements

KIRLIN HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

	Common Shares	Common Par Value	Additional Paid-in Capital	Unearned Stock Compensation	Retained Earnings (Accumulated Deficit)	Total
Stockholders' equity at January 1, 2000	1,561,907	$156	$ 8,328,887	-	$ 9,413,138	$ 17,742,181
Stock issuances	57,628	6	1,275,070	-	-	1,275,076
Stock forfeitures	(35,780)	(4)	(723,532)	-	-	(723,536)
Value enhancement attributable to ParentNet, Inc.	-	-	3,783,720	-	-	3,783,720
Net loss	-	-	-	-	(11,296,166)	(11,296,166)
Stockholders' equity at December 31, 2000	1,583,755	158	12,664,145	-	(1,883,028)	10,781,275
Stock and warrant issuances	289,152	29	2,288,278	$(294,433)	-	1,993,874
Equity enhancement	-	-	445,238	-	-	445,238
Stock forfeitures	(10,096)	(1)	(117,137)	-	-	(117,138)
Warrant issued in connection with acquisition	-	-	1,356,000	-	-	1,356,000
Net loss	-	-	-	-	(3,689,055)	(3,689,055)
Stockholders' equity at December 31, 2001	1,862,811	186	16,636,524	(294,433)	(5,572,083)	10,770,194
Stock issuances	165,090	17	1,107,424	(7,559)	-	1,099,882
Stock forfeitures	(44,514)	(4)	(454,211)	18,583	-	(435,632)
Repurchases and retirements of stock	(185,163)	(19)	(1,063,391)	-	-	(1,063,410)
Net loss	-	-	-	-	(8,802,638)	(8,802,638)
Stockholders' equity at December 31, 2002	1,798,224	$180	$16,226,346	$(283,409)	$(14,374,721)	$ 1,568,396

See Notes to Consolidated Financial Statements

KIRLIN HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net loss	$(8,802,638)	$(3,689,055)	$ (11,296,166)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	800,229	867,436	980,872
Deferred income taxes	2,120,115	(1,184,236)	(5,752,372)
Investment by minority shareholders	-	-	1,084,571
Minority interest adjustments	(113,751)	(146,739)	
Minority interest in loss of subsidiaries	113,751	(364,431)	(2,804,243)
Decrease in nonmarketable securities	534,523	383,402	7,776,364
Value enhancement attributable to ParentNet, Inc.	-	-	3,783,720
Noncash compensation	664,250	567,327	-
Impairment of intangible assets and goodwill	2,081,662	-	-
Net compensation forfeited	-	-	(461,623)
Impairment loss on fixed assets	-	-	1,029,507
Loss on disposal of subsidiary	-	249,800	-
Loss on disposal of fixed assets	8,568	164,260	-
Decrease (increase) in operating assets, net of acquisitions and dispositions:			
Receivable from clearing brokers	2,309,851	1,655,039	2,711,501
Securities owned, at market value	(45,136)	(411,102)	1,800,691
Deferred tax asset	1,337,740	-	-
Representative loans	454,548	482,562	553,055
Rebate receivable	(714,000)	(250,000)	-
Other assets	84,605	1,570,302	(477,693)
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:			
Securities sold, not yet purchased, at market value	(81,166)	(73,558)	(520,645)
Accrued compensation	(419,104)	32,194	(2,206,357)
Accounts payable and accrued expenses	502,568	(252,384)	1,091,484
Income taxes payable	-	-	(1,084,575)
Total adjustments	9,639,253	3,289,872	7,504,257
Net cash provided by (used in) operating activities	836,615	(399,183)	(3,791,909)
Cash flows from investing activities:			
Purchases of furniture, fixture and leasehold improvements	(118,877)	(334,213)	(2,271,167)
Acquisition of other business inclusive of contingent payments, net of cash	(91,330)	(183,580)	(1,859,679)
Cash used in investing activities	(210,207)	(517,793)	(4,130,846)
Cash flows from financing activities:			
Issuance of common stock	-	1,309,410	56,875
Repurchase of stock	(1,063,410)	-	-
Subordinated loan	2,500,000	-	-
Cash provided by financing activities	1,436,590	1,309,410	56,875
Net increase (decrease) in cash and cash equivalents	2,062,998	392,434	(7,865,880)
Cash and cash equivalents at beginning of year	972,086	579,652	8,445,532
Cash and cash equivalents at end of year	$ 3,035,084	$ 972,086	$ 579,652
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 7,255	$ 51,875	$ 57,764
Income taxes	$ 22,777	$ 22,145	$ 1,999,110
Supplemental disclosures of noncash investing and financing activities:			
Common stock issued for:			
Finders' fees	$ -	$ -	$ 110,000
ParentNet, Inc. liabilities	$ -	$ -	$ 846,289
Issuance of warrant for acquisition	$ -	$ 1,356,000	$ -
Common stock awards, net of forfeitures	$ 664,250	$ 567,326	$ (461,623)
Noncash equity enhancement	$ -	$ 445,238	$ -

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements include the accounts of Kirlin Holding Corp. ("KHC") and its wholly owned subsidiaries, Kirlin Securities, Inc. ("Kirlin"), Greenleaf Management Corp. ("Greenleaf"), its former majority-owned subsidiary, GMST World Markets, Inc. ("GMST") (formerly First Long Island Securities, Inc.), and its majority-owned (63.7%) subsidiary, VentureHighway.com Inc. ("VentureHighway") (collectively, the "Company"). VentureHighway's consolidated financial statements include the accounts of Princeton Investment Holding Corp. ("PIHC") and Princeton Securities Corporation ("Princeton"). On April 14, 2000, the Company acquired 33.1% of the outstanding stock of ParentNet, Inc. ("ParentNet"). During the year ended December 31, 2000, the Company's percentage ownership of the capital stock of ParentNet ranged from approximately 33% to 81%. Effective December 27, 2000, the Company sold its entire ownership interest in ParentNet. During the year ended December 31, 2001, the Company's percentage ownership of capital stock of GMST ranged from approximately 61% to 5%. All material intercompany transactions and balances have been eliminated in consolidation.

The Company's principal subsidiary, Kirlin, is a full-service, retail-oriented brokerage firm specializing in the trading and sale of both equity and fixed income securities, including mutual funds. Kirlin also offers a managed asset portfolio program to manage the financial assets of its clients. VentureHighway was incorporated March 1, 1999 and commenced operations on June 1, 1999. VentureHighway operated a branded Web site designed to match companies seeking funding with qualified investors. On April 3, 2000, VentureHighway acquired all of the outstanding stock of Princeton, which continued its operations as a retail-oriented brokerage firm through August 24, 2001. In December 2000, VentureHighway suspended its operations and on November 28, 2001, the board of directors and stockholders of VentureHighway adopted a plan of liquidation and dissolution. Greenleaf was formed in January 1999 to serve as the manager of a private investment fund, which was capitalized in June 1999 to invest in one or more selected companies. On March 17, 2000, the Company acquired all of the outstanding stock of GMST, which was a retail-oriented brokerage firm. On August 29, 2000, the Company sold 20% of the outstanding stock of GMST. In January 2001, GMST received a capital infusion from a member of GMST's management and the Company's ownership was reduced to 61%. Effective December 31, 2001, the Company sold its remaining interest in GMST, except for a 5% interest, to two members of GMST's management.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions are included in principal transactions in the consolidated statement of operations.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

For comparability, certain balances at December 31, 2001 have been reclassified, where appropriate, to conform to the financial statement presentation used at December 31, 2002.

Furniture and fixtures are depreciated on a straight-line basis over the economic useful lives of the assets, not exceeding five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

During January 2003, the Company effected a 1-for-8 reverse stock split. All references to shares and price per share have been adjusted to reflect this reverse stock split.

The Company expenses the costs of advertising the first time the advertising takes place. Advertising expense was approximately $50,000, $368,000 and $1,746,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has elected, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-based Compensation,* to apply the current accounting rules under Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for options to purchase ownership interests granted to employees and, accordingly, is presenting the disclosure-only information as required by SFAS No. 123. Had compensation costs been determined based on the fair value at the date of grant consistent with the provisions of SFAS No. 123, the Company's net (loss) income and (loss) earnings per common share would have been as follows:

Year ended December 31,	2002	2001	2000
Net loss - as reported	$ (8,802,638)	$(3,689,055)	$(11,296,106)
Deduct: Total stock based employee compensation expense determined under the fair value based method	(1,757,173)	(1,620,189)	(274,583)
Net loss - pro forma	$(10,559,811)	$(5,309,244)	$(11,570,809)
Basic and diluted loss per common share - as reported	$(4.69)	$(2.19)	$(7.12)
Basic and diluted loss per common share - pro forma	$(5.63)	$(3.15)	$(7.29)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For options granted in 2000, the following assumptions were used: expected volatility of 135%, risk-free interest rate of approximately 6% and expected option lives of up to 10 years. For options granted in 2001, the following assumptions were used: expected volatility of

136%, risk-free interest rate of approximately 5% and expected option lives of up to 10 years. For options granted in 2002, the following assumptions were used: expected volatility of 145%, risk-free interest rate of approximately 5% and expected option lives of up to 10 years.

The pro forma disclosures are not likely to be representative of the effects on reported net income for future periods.

Options granted to non-employees are accounted for at fair value.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

2. ACQUISITION AND DISPOSITIONS:

On March 17, 2000, the Company acquired all of the outstanding capital stock of GMST. The purchase price was approximately $708,000 plus acquisition costs of approximately $60,000. The purchase price includes approximately $150,000 payable monthly over two years which commenced April 2000. The acquisition has been treated as a purchase for accounting purposes with the purchase price allocated to the assets acquired and liabilities assumed based on a preliminary determination of estimated fair values at the date of acquisition. The Company acquired assets with a fair value of approximately $435,000 and assumed liabilities of approximately $77,000. The Company sold 20% of GMST on August 29, 2000 for a realized gain of approximately $2,000. In January 2001, GMST received a capital infusion from a member of GMST's management and the Company's ownership was reduced to 61%.

Effective December 31, 2001, KHC entered into an agreement to sell its shares to members of GMST's management, which resulted in a reduction of KHC's ownership at December 31, 2001 to 5%. Pursuant to the stock purchase agreement, KHC received $150,000 and a 10-year payout commencing January 1, 2001, based upon an annual percentage of net trading revenue, as defined in the agreement.

Pursuant to the agreement, in the event that a majority of the shares of GMST held by the two majority shareholders of GMST are sold to an unrelated person prior to the fifth anniversary of the closing date, the stockholders shall remit to the Company an amount equal to $1,000,000 less the payments made prior to such sale. In addition, if GMST sells all or substantially all of its assets to an unrelated person or entity prior to the fifth anniversary of the closing date, GMST will remit to the Company an amount equal to $1,000,000 less any payments made prior to such sale.

The agreement also states that in the event that a majority of the shares held by the two majority stockholders of GMST are sold to an affiliated person or entity prior to the fifth anniversary date of the closing date the affiliated person is bound to the agreement.

On April 3, 2000, VentureHighway acquired all of the outstanding capital stock of PIHC. The purchase price was approximately $391,000 plus acquisition costs of approximately $210,000. The acquisition agreement calls for VentureHighway to make monthly payments for a period of three years, up to an amount equal to 10% of the monthly commissions generated by registered representatives of Princeton, as defined in the agreement. The acquisition has been treated as a purchase for accounting purposes with the purchase price allocated to the assets acquired and liabilities assumed based on a preliminary determination of estimated fair values at the date of acquisition. The Company acquired assets with a fair value of approximately $517,000 and assumed liabilities of approximately $433,000.

On August 24, 2001, KHC transferred certain assets and liabilities of Princeton, to Kirlin in consideration for the payment of $100,000. The assets were transferred at book value, consisting of goodwill of approximately $890,000 and other assets of approximately $436,000, resulting in a reduction of minority interest and an equity enhancement of approximately $445,000. In connection with this transaction, Kirlin offered employment to certain employees of Princeton, a retail-oriented brokerage firm. Contingent consideration paid under the terms of the original acquisition of Princeton were added to goodwill. Following the transfer of the Princeton assets and liabilities, Princeton relinquished its license as a broker-dealer and is currently in the process of dissolution.

On April 14, 2000, the Company acquired approximately 33% of the outstanding common stock of ParentNet and assumed control of its board of directors. The purchase price was approximately $41,000. The acquisition has been treated as a purchase for accounting purposes with the purchase price allocated to the assets acquired and liabilities assumed based on a preliminary determination of estimated fair values at the date of acquisition. The Company acquired assets with a fair value of approximately $442,000 and assumed liabilities of approximately $4,172,000 resulting in goodwill of approximately $3,771,000. During 2000, the Company's percentage ownership of the capital stock of ParentNet ranged from approximately 33% to 81%. Effective December 27, 2000, the Company sold its entire ownership interest in ParentNet, which resulted in a realized loss in the amount of $3,815,860 that has been specifically identified as a separate line item in the consolidated statement of operations.

The excess of cost over fair value of the net assets acquired for the year ended December 31, 2000 has been calculated for GMST and PIHC as follows:

	GMST	PIHC	Total
Purchase price	$708,337	$ 390,559	$1,098,896
10% of commission payments	-	266,781	266,781
20% adjustment to reflect sale of GMST	(85,931)	-	(85,931)
Acquisition costs	59,507	210,413	269,920
	681,913	867,753	1,549,666
Assets acquired	435,449	516,837	952,286
Liabilities assumed	(77,112)	(432,854)	(509,966)
	358,337	83,983	442,320
Excess of cost over fair value of net assets acquired (goodwill)	$323,576	$ 783,770	$1,107,346

On August 29, 2001, Kirlin acquired certain assets and assumed certain lease commitments of M.S. Farrell & Co., Inc. ("Farrell"), a retail-oriented brokerage and investment banking firm, in consideration for the issuance by KHC of a 10-year warrant to purchase 150,000 shares of common stock of KHC at an exercise price equal to $12.00 per share. The fair value of the warrant was estimated to be $1,356,000 on the date of grant, using the Black-Scholes option pricing model. This acquisition has been treated as a purchase for accounting purposes with the purchase price allocated to the assets acquired and liabilities assumed based on a preliminary determination of estimated fair values at the date of acquisition. The Company acquired a customer base with an estimated fair value of $850,000 and other assets with a fair value of approximately $21,000, resulting in an excess of cost over the fair value of net assets acquired of approximately $485,000.

The following pro forma information presents the results of operations of the Company as though the acquisitions had occurred on January 1, 2001 (unaudited):

Year ended December 31,	2001
Net revenue	$ 26,803,394
Net (loss) income	$ (4,301,083)
Basic (loss) earnings per share	$ (2.56)

The Company adopted the provisions of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Under these provisions, goodwill is no longer amortized; instead, it is tested for impairment at least annually. During the year ended December 31, 2002, the Company performed a test for impairment which resulted in the write-off of intangible assets and goodwill in the amount of approximately $2,082,000 related to the acquisition of two retail oriented brokerage firms in prior years. This write-off decision was made by management based on an analysis that identified a market decline not experienced in quite some time, changing conditions surrounding the broker-dealer industry and comparison of post- and pre-acquisition factors which identified a decline in production results and registered representatives associated with the acquisitions.

The changes in the carrying amount of goodwill and intangibles for the year ended December 31, 2002 were as follows:

	Goodwill	Intangibles - Net
Balance at beginning of year	$1,395,417	$ 775,000
Reclassification	(650,000)	650,000
Goodwill acquired during the year	91,330	-
Amortization	-	(180,086)
Impairment loss	(836,747)	(1,244,914)
Balance at end of year	$ - 0 -	$ - 0 -

During the years ended December 31, 2002 and 2001, no amortization was taken on goodwill.

3. DUE FROM CLEARING BROKERS:

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing brokers, which maintain the customers' accounts and clears such transactions. Additionally, these clearing brokers provide the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers do not fulfill their obligations with these clearing brokers as the Company has agreed to indemnify its clearing broker for any resulting losses. As of December 31, 2002, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

At December 31, 2002, substantially all of the securities owned and securities sold, not yet purchased, and the amount due from the clearing brokers reflected in the consolidated statement of financial condition are security positions with and amounts due primarily from one clearing broker.

4. REBATE RECEIVABLE:

As provided in Kirlin's clearing agreement, its clearing broker will rebate, in amounts and at dates specified in the agreement, 50% of the clearing fees and other items (as defined) up to a maximum of $2,500,000. The rebate will be paid by the clearing broker in the amount of $250,000 on March 31, 2003 and up to maximum installments of $62,500 at the end of each subsequent calendar quarter through March 31, 2005, at which time the balance will be payable.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities sold, not yet purchased, consist of the following:

December 31,	2002	2001
State and municipal obligations	$ 64,989	$129,776
Corporate bonds and other securities	29,253	94,595
U.S. government and agency obligations	48,963	-
	$143,205	$224,371

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risk as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

Securities owned and securities sold, not yet purchased, are stated at quoted market values. Included in securities owned at December 31, 2002 and 2001 are stock warrants and investments in privately held companies not readily marketable amounting to approximately $72,725 and $607,000, respectively, which have been valued at fair value as determined by management. The warrants are valued based on a percentage of the market value of the underlying securities. The resulting unrealized gains and losses are reflected in principal transactions, investment banking and merchant banking income.

6. FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS:

Furniture, fixtures and leasehold improvements assets, at cost, consist of:

December 31,	2002	2001	Depreciation/ Amortization Period
Furniture and fixtures	$ 610,700	$ 607,759	5 years
Office equipment	2,319,660	2,236,943	3 years
Leasehold improvements	588,968	571,326	Term of lease
	3,519,328	3,416,028	
Less accumulated depreciation and amortization	2,944,342	2,331,207	
	$ 574,986	$1,084,821	

Long-lived assets, such as property and equipment, leasehold improvements and intangibles, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When such impairment exists, the related assets will be written down to fair value. During the year ended December 31, 2000, capitalized costs primarily associated with Venture Highway's Web site were written down by $1,029,507 due to impairment of such assets.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of the following:

December 31,	2002	2001
Accrued professional fees	$ 331,297	$ 393,250
Accrued communications	244,596	351,544
Accrued computer and copier	201,569	214,400
Accrued arbitration settlements	535,765	-
Other	956,445	807,910
	$2,269,672	$1,767,104

8. SUBORDINATED LIABILITY:

Subordinated liability represents a subordinated loan arrangement with BNY Clearing Services, Kirlin's clearing broker, in the amount of $2,500,000. The loan agreement is noninterest-bearing and calls for principal payments of $250,000 on March 31, 2003 and equal installments of $62,500 at the end of each subsequent calendar quarter through March 31, 2005, on which date the entire unpaid principal balance of $1,812,500 is due. This loan has been approved by the NASD for inclusion in computing Kirlin's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, Kirlin meets the SEC's capital regulations governing withdrawal of subordinated debt.

Using the prime interest rate of 4.25%, the estimated fair value of the subordinated liability is approximately $2,235,000 at December 31, 2002.

9. STOCKHOLDERS' EQUITY:

During January 2003, the Company effected a 1-for-8 reverse stock split. All references to shares and price per share have been adjusted to reflect this reverse stock split.

The Company authorized 1,000,000 shares of preferred stock, par value $.0001 per share. No shares have been issued as of December 31, 2002.

On October 30, 2001, the Company completed a private placement in which it raised $1,500,000 and issued 187,500 shares of its $0.0001 par value common stock, along with 93,750 Class A redeemable warrants with an exercise price of $12.00, and 93,750 Class B redeemable warrants with an exercise price of $20.00. Each warrant will entitle the holder to purchase one additional share of common stock at the specified price for a period of four years commencing on May 1, 2002. In addition, the Company issued warrants to designees of the placement agent, Kirlin, to purchase an additional 10% of the shares and warrants sold in this offering.

In August 1994, the Company adopted the 1994 Stock Plan ("1994 Plan") covering 600,000 shares of the Company's common stock pursuant to which officers, directors, key employees and consultants of the Company are eligible to receive incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock-based awards. In April 1996, the Company adopted the 1996 Stock Plan ("1996 Plan") covering 1,000,000 shares of the Company's common stock pursuant to which officers, directors, key employees and consultants of the Company are eligible to receive incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock-based awards. Effective September 25, 2000, the Company segregated 250,000 shares from the 1996 Plan for Kirlin's deferred commission plan. During the years ended December 31, 2002 and 2001, the Company issued 118,765 and 57,665 shares of common stock in connection with the deferred commission plan, valued at $837,283 and $584,000, respectively, and there were forfeitures of 40,889 and 9,471 shares valued at approximately $413,000 and $106,000, respectively. At December 31, 2002, options and warrants to purchase 892,272 shares of common stock at an exercise price between $4.54 and $48.00 per share are outstanding. Such options and warrants vest over periods of up to four years and are exercisable at various dates through September 2012.

The following table summarizes the 2002 and 2001 activity in the Company's stock options and warrants:

	Number of Shares	Price per Share		
Balance at January 1, 2000	170,341	$ 5.000	-	$27.248
Granted during the year	83,663	$11.872	-	$48.000
Exercised during the year	(10,000)	$ 5.000	-	$7.752
Forfeited during the year	(89,375)	$ 7.752	-	$32.256
Balance at December 31, 2000	154,629	$ 7.752	-	$48.000
Granted during the year	735,118	$ 8.800	-	$20.000
Forfeited during the year	(38,125)	$12.000	-	$48.000
Balance at December 31, 2001	851,622	$ 7.752	-	$48.000
Granted during the year	71,194	$ 4.540	-	$9.011
Forfeited during the year	(30,544)	$ 7.597	-	$48.000
Balance at December 31, 2002	892,272	$ 4.54	-	$48.000

The fair value of options granted during the year ended December 31, 2002 based on the Black-Scholes option pricing model amounted to $467,340.

The following table summarizes information about stock options and warrants outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Number Exercisable	Remaining Contractual Life
$10.000	325	325	25 months
$7.750	73,500	26,166	72 months
$27.248	1,250	1,250	78 months
$32.256	33,625	12,875	85 months
$48.000	3,250	2,166	87 months
$11.875	1,250	1,250	12 months
$12.000	306,887	175,384	99 months
$8.80 - $12.00	168,753	157,917	104 months
$9.392 - $12.00	8,694	8,286	105 months
$9.600 - $20.00	225,000	225,000	34 months
$8.32 - $9.011	13,053	9,314	108 months
$7.4384	3,125	-	109 months
$6.3864	9,496	9,496	111 months
$7.52	3,125	3,125	51 months
$7.5968	5,243	-	111 months
$6.08 - $8.32	18,109	12,958	114 months
$4.54 - $4.80	17,587	9,122	117 months
$4.54 - $48.00	892,272	654,634	

During the years ended December 31, 2002, 2001 and 2000, the Company granted 32,071, 43,987 and 16,116 shares, respectively, of restricted stock to employees of Kirlin with a market value of approximately $179,000, $395,000 and $262,000, respectively. During the year ended December 31, 2002, 3,625 of the granted shares, with a market value net of unearned compensation of approximately $23,000, were forfeited and 18,944 shares were vested. The restricted shares remaining vest as follows:

Date	Shares
March 8, 2003	12,811
May 16, 2003	1,125
March 8, 2004	12,814
April 1, 2004	219
May 16, 2004	1,125
August 14, 2004	625
October 8, 2004	4,634
November 5, 2004	5,871
November 30, 2004	1,875
December 4, 2004	391
January 3, 2005	521
February 4, 2005	4,451
May 24, 2005	1,087
July 24, 2005	9,058
August 14, 2005	625
August 25, 2005	10,246
October 1, 2005	1,563
December 3, 2005	3,064
February 4, 2006	417
February 4, 2007	417
	72,939

10. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, Kirlin is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. Kirlin computes net capital under the aggregate indebtedness method permitted by Rule 15c3-1, which requires that they maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

At December 31, 2002 and 2001, Kirlin had net capital, as defined, of $1,363,016 and $1,467,679, respectively, which exceeded the minimum net capital requirements by $1,113,016 and $1,217,679, respectively. Kirlin's ratio of aggregate indebtedness to net capital was 2.45-to-1 and 2.16-to-1 at 2002 and 2001, respectively.

11. RETIREMENT AND SAVINGS PLAN:

The Company sponsors a retirement and savings plan for all full-time employees over the age of 20½ pursuant to Section 401(k) of the Internal Revenue Code. The Company matches a percentage of each participant's contribution based on specific parameters. The Company's contributions to the plan for the years ended December 31, 2002, 2001 and 2000 were approximately $60,000, $140,000 and $91,000, respectively. Effective March 31, 2002, the Company ceased matching any of the participant's contributions.

12. COMMITMENTS AND CONTINGENCIES:

The Company leases office space at several locations under noncancelable leases expiring at various times through October 31, 2006. The minimum annual rental payments for these leases are as follows:

Year ending December 31,	
2003	$1,306,761
2004	837,293
2005	309,486
2006	80,482
	$2,534,022

The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. Rent expense was approximately $1,410,000, $1,262,000 and $1,297,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Other assets include a certificate of deposit, which is collateralizing a letter of credit, for the benefit of a landlord, in the amount of $100,000. At December 31, 2002, there were no amounts drawn down on this letter of credit.

In July 2002, the NASD notified Kirlin that it had made a preliminary determination to recommend that disciplinary action be brought against Kirlin and three of its current or former employees, including the president of the Company and Co-Chief Executive Officer of Kirlin, as a result of the sale of certain fixed income securities to clients of Kirlin from November 1995 to 1998. Certain of these securities were issued in $250,000 denominations. The NASD informed Kirlin that the potential violations of the NASD conduct rules and/or federal securities laws relate to the following (all of which activity occurred prior to 1999): sales of unregistered securities stemming from the sale of these securities in smaller denominations, placement of false and misleading advertising relating to these securities, charging of markups on the sale of the securities in excess of NASD policy allegedly in the amount of approximately $1,420,000 and in violation of securities laws allegedly in the amount of approximately $44,000, failure to maintain inventory sheets as distributed to certain employees in connection with the sale of the securities, and failure to establish and enforce supervisory procedures to assure compliance with federal laws and NASD rules to prevent the aforementioned potential violations. In March 2003, the NASD initiated this disciplinary action against Kirlin and two employees seeking the imposition of sanctions, restitution and costs. The Company cannot predict the outcome of the disciplinary action at this time and is unable to determine whether this matter will have a material adverse effect on the consolidated financial condition of the Company.

In the normal course of the Company's business, the Company from time to time is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters and the reserves established by the Company, that the resolution of all claims presently pending will not have a material adverse effect on the consolidated financial condition of the Company.

13. EMPLOYMENT CONTRACTS:

As of December 31, 2002, Kirlin has employment agreements with certain employees through August 2008. The agreements provide for base salaries, discretionary bonuses, brokerage commissions and allowances.

The minimum base salary and allowance payments are as follows:

Year ending December 31,	
2003	$1,751,000
2004	921,000
2005	755,000
2006	755,000
2007	755,000
2008	503,333
	$5,440,333

14. FINANCIAL INSTRUMENTS:

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk.

The Company may receive warrants as part of its underwriting activities for initial public offerings. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. Substantially all of the stock options and warrants are traded on national exchanges, which can be subject to market risk in the form of price fluctuations.

15. INCOME TAXES:

The Company files consolidated federal income tax returns and separate Company state income tax returns.

The income tax benefit (provision) consists of:

Year ended December 31,	2002	2001	2000
Current:			
Federal	$ 1,368,641	$ 786,748	-
State	(50,214)	(1,504)	$ (183,893)
	1,318,427	785,244	(183,893)
Deferred:			
Federal	(2,386,522)	801,296	4,339,672
State	(1,071,333)	382,939	1,416,888
	(3,457,855)	1,184,235	5,756,560
	$(2,139,428)	$1,969,479	$5,572,667

The benefit (provision) for income taxes differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year ended December 31,	2002	2001	2000
Tax at federal statutory rate	(34)%	(34)%	(34)%
State income taxes, net of federal benefit	(7)	(7)	(7)
Nondeductible loss on:			
Sale of ParentNet			7
Impairment of goodwill and intangibles	14		
Valuation allowance	62	7	6
Other	2	1	
	33 %	(33)%	(28)%

The deferred tax asset results from the following:

December 31,	2002	2001
Net operating loss carryforwards	$ 1,511,000	$1,745,000
Unrealized depreciation on investment securities not readily marketable	826,000	410,000
Accrued expenses and other temporary differences	1,782,640	1,302,855
	4,119,640	3,457,855
Less valuation allowance	(4,119,640)	-
	-	$3,457,855

In recognition of the uncertainty regarding the ultimate amount of future income tax benefits to be derived from the net operating loss carryforwards and other temporary differences, the Company has recorded a valuation allowance of approximately $4,119,640 at December 31, 2002.

The Company has a net operating loss carryforward of approximately $3,200,000 available to offset taxable income through 2022.

During the year ended December 31, 2002, the Company received approximately $1,338,000 of income tax refunds as a result of net operating loss carrybacks. Such amount was included in deferred tax asset as of December 31, 2001.

16. EARNINGS PER SHARE:

The Company follows SFAS No. 128, *Earnings Per Share*, which provides for the calculation of "basic" and "diluted" earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income or loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur through the effect of common shares issuable upon exercise of stock options and warrants and convertible securities. For the years ended December 31, 2002, 2001 and 2000, potential common shares have not been included in the computation of diluted EPS since the effect would be antidilutive.

17. SUMMARIZED QUARTERLY DATA (UNAUDITED):

	Quarter Ended			
	March 31	June 30	September 30	December 31
Year ended December 31, 2002:				
Revenue	$6,281,150	$5,599,164	$ 5,002,380	$ 4,479,486
Net loss	(659,006)	(338,937)	(3,280,433)	(4,524,262)
Net loss per share	(0.33)	(0.17)	(1.76)	(2.43)

	Quarter Ended			
	March 31	June 30	September 30	December 31
Year ended December 31, 2001:				
Revenue	$6,339,840	$5,213,885	$ 3,929,865	$7,509,298
Net loss	(770,160)	(903,609)	(1,195,402)	(819,884)
Net loss per share	(0.47)	(0.56)	(0.70)	(0.47)

During the fourth quarter of 2002, the Company recorded a valuation allowance on the deferred tax asset and recorded impairment of goodwill and intangible assets resulting in charges of approximately $2,440,000.

18. SUBSEQUENT EVENTS:

On January 2, 2003, the Company granted 77,808 shares of its common stock to employees of Kirlin relating to Kirlin's deferred commission plan for the fourth quarter of 2002 valued at approximately $218,000.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

See Item 13.

ITEM 11. EXECUTIVE COMPENSATION.

See Item 13.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

See Item 13.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by Items 10, 11, 12 and 13 is incorporated by reference to the information included in the Company's definitive proxy statement in connection with the 2003 Annual Meeting of Stockholders.

ITEM 14. CONTROLS AND PROCEDURES.

Within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Company's disclosure controls and procedures was made under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Subsequent to the date of their evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits Filed.

See Exhibit Index appearing later in this Report.

(b) Reports on Form 8-K.

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRLIN HOLDING CORP.
(Registrant)

Dated: March 31, 2003

By: /s/ Anthony J. Kirincic
Name: Anthony J. Kirincic
Title: President

In accordance with the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ David O. Lindner David O. Lindner	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 31, 2003
/s/ Anthony J. Kirincic Anthony J. Kirincic	Director and President	March 31, 2003
/s/ Barry Shapiro Barry Shapiro	Chief Financial Officer (and Principal Accounting Officer)	March 31, 2003
/s/ Edward J. Casey Edward J. Casey	Director	March 31, 2003
/s/ Harold Paul Harold Paul	Director	March 31, 2003
/s/ John Milcetich John Milcetich	Director	March 31, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kirlin Holding Corp. (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: March 31, 2003

/s/ David O. Lindner
David O. Lindner
Chief Executive Officer

Dated: March 31, 2003

/s/ Barry E. Shapiro
Barry E. Shapiro
Chief Financial Officer

SECTION 302 CERTIFICATION PURSUANT TO RULE 13A-14 AND 15D-14 UNDER THE SECURITIES ACT OF 1934, AS AMENDED

I, David O. Lindner, certify that:

1. I have reviewed this annual report on Form 10-K of Kirlin Holding Corp.;

2. based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. the registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. the registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and to the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. the registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003

/s/ David O. Lindner
David O. Lindner
Chief Executive Officer

SECTION 302 CERTIFICATION PURSUANT TO RULE 13A-14 AND 15D-14 UNDER THE SECURITIES ACT OF 1934, AS AMENDED

I, Barry E. Shapiro, certify that:

1. I have reviewed this annual report on Form 10-K of Kirlin Holding Corp.;

2. based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. the registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. the registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and to the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. the registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 31, 2003

/s/ Barry E. Shapiro
Barry E. Shapiro
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
3.1	Certificate of Incorporation	A	3.1	
3.1.1	Certificate of Correction to Certificate of Incorporation, dated July 29, 1994	A	3.1.1	
3.1.2	Certificate of Amendment of Certificate of Incorporation, dated December 18, 2002	--	--	Filed Herewith
3.2	Amended and Restated By-Laws	A	3.2	
4.1	Form of Common Stock Certificate	A	4.1	
4.2	Form of Subscription Agreement between the Registrant and Investors, accepted by the Registrant on October 30, 2001	M	4.2	
4.3	Form of Purchase Option between the Registrant and designees of Kirlin Securities, Inc. dated October 30, 2001	M	4.3	
4.4	Form of Class A Redeemable Common Stock Purchase Warrant	M	4.4	
4.5	Form of Class B Redeemable Common Stock Purchase Warrant	M	4.5	
10.1	1994 Stock Plan	A	10.2	
10.2	Clearing Agreement between Kirlin Securities, Inc. and BNY Clearing Corp.	M	10.2	
10.2.1	Substitute Exhibit 3 to the Clearing Agreement between Kirlin Securities, Inc. and BNY Clearing Corp.	N	10.2.1	
10.3	1996 Stock Plan	C	Appendix A	
10.4	Indemnification Agreement, dated November 14, 1995, between the Registrant and Edward J. Casey	B	10.9	
10.5	Indemnification Agreement, dated February 5, 1998, between the Registrant and Edmund McCormick	D	10.6	
10.6	Stock Option Agreement, dated January 11, 1999, between the Registrant and David O. Lindner	F	10.7	
10.6.1	Schedule of Omitted Document in the form of Exhibit 10.6, including material detail in which such document differs from Exhibit 10.6	F	10.7.1	
10.7	Stock Option Agreement, dated January 11, 1999, between the Registrant and Edward J. Casey	F	10.8	

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.7.1	Schedule of Omitted Document in the form of Exhibit 10.7, including material detail in which such document differs from Exhibit 10.7	F	10.8.1	
10.8	Restricted Stock Agreement, dated January 11, 1999, between the Registrant and Barry Shapiro	F	10.9	
10.9	[Omitted]			
10.10	[Omitted]			
10.11	Stock Option Agreement, dated as of July 8, 1999, between the Company and Harold Paul	H	10.10	
10.12	[Omitted]			
10.13	Stock Option Agreement, dated as of February 2, 2000, between the Registrant and David Lindner	J	10.13	
10.13.1	Schedule of Omitted Document in the form of Exhibit 10.13, including material detail in which such document differs from Exhibit 10.13	J	10.13.1	
10.14	Stock Option Agreement, dated as of February 2, 2000, between the Registrant and Barry Shapiro	J	10.14	
10.15	Stock Option Agreement, dated as of February 2, 2000, between the Registrant and Edward Casey	J	10.15	
10.15.1	Schedule of Omitted Document in the form of Exhibit 10.15, including material detail in which such document differs from Exhibit 10.15	J	10.15.1	
10.16	Agreement, dated April 3, 2001, among the Registrant and Kirlin Securities, Inc., on the one hand, and M.S. Farrell & Co., Inc. and certain stockholders of M.S. Farrell Holdings, Inc., on the other hand	K	10.16	
10.17	Amendment, dated August 29, 2001, to Agreement, dated April 3, 2001, among the Registrant and Kirlin Securities, Inc., on the one hand, and M.S. Farrell & Co., Inc., M.S. Farrell Holdings, Inc. and certain stockholders of M.S. Farrell Holdings, Inc., on the other hand	K	10.17	
10.18	Warrant, dated August 29, 2001, issued to M.S. Farrell & Co., Inc.	K	10.18	
10.19	Employment Agreement, dated April 3, 2001, between Kirlin Securities, Inc. and Martin F. Schacker	K	10.19	

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.20	Stock Option Agreement, dated April 3, 2001, between the Registrant and Martin F. Schacker.	K	10.20	
10.21	Employment Agreement, dated August 29, 2001, between Registrant and David O. Lindner.	L	10.21	
10.22	Employment Agreement, dated August 29, 2001 between Registrant and Anthony J. Kirincic.	L	10.22	
10.23	Form of Stock Option Agreement to reflect quarterly option grants by Registrant to David O. Lindner and Anthony J. Kirincic.	L	10.23	
10.24	Indemnification Agreement, dated August 29, 2001, between Registrant and Martin F. Schacker.	L	10.24	
10.24.1	Schedule of Omitted Documents in Form of Exhibit 10.24, including material detail in which such documents differ from Exhibit 10.24.	L	10.25	
10.24.2	Schedule of Omitted Documents in the Form of Exhibit 10.24, including material detail in which such document differs from Exhibit 10.24.	O	10.24.2	
10.25	Stock Option Agreement, dated September 7, 2001, between Registrant and Edward Casey.	L	10.26	
10.25.1	Schedule of Omitted Document in form of Exhibit 10.25, including material detail in which such document differs form Exhibit 10.25.	L	10.27	
10.25.2	Schedule of Omitted Documents in the Form of Exhibit 10.25, including material detail in which such document differs from Exhibit 10.25.	O	10.25.2	
10.26	[Omitted]			
10.26.1	[Omitted]			
10.27	Schedule of Omitted Document in form of Exhibit 10.23, including material detail in which such document differs form Exhibit 10.23.	N	10.27	
10.27.1	Schedule of Omitted Document in form of Exhibit 10.23, including material detail in which such document differs form Exhibit 10.23.	--	--	Filed Herewith
10.28	NASD Subordination Loan Agreement SL-1 between Kirlin Securities, Inc. and BNY Clearing Services LLC.	N	10.28	
21	List of Subsidiaries.	--	--	Filed Herewith
23	Accountants' Consent.	--	--	Filed Herewith
99	Risk Factors.	--	--	Filed Herewith

A. Registrant's Form SB-2 Registration Statement (No. 33-84512), declared effective November 14, 1994.

B. Registrant's Form 10-KSB for the fiscal year ended December 31, 1995.

C. Registrant's Definitive Proxy Statement dated May 8, 1996.

D. Registrant's Form 10-KSB for the fiscal year ended December 31, 1997.

E. Registrant's Form 10-KSB for the fiscal quarter ended March 31, 1998.

F. Registrant's Form 10-KSB for the fiscal year ended December 31, 1998.

G. Current Report on Form 8-K of Individual Investor Group, Inc. (SEC File No. 1-10932), dated June 16, 1999.

H. Registrant's Form 10-QSB for the fiscal quarter ended June 30, 1999.

I. Registrant's Form 10-KSB for the fiscal year ended December 31, 1999.

J. Registrant's Form 10-KSB for the fiscal year ended December 31, 2000.

K. Registrant's Current Report on Form 8-K, dated August 29, 2001.

L. Registrant's Form 10-Q for the fiscal quarter ended September 30, 2001.

M. Registrant's Form S-3 Registration Statement (No. 333-74366) as filed with the Securities and Exchange Commission on November 30, 2001.

N. Registrant's Form 10-K for the fiscal year ended December 31, 2001.

O. Registrant's Form 10-Q for the fiscal quarter ended June 30, 2002.

The Company will furnish a copy of the Exhibits to this Annual Report upon the written request of a person requesting copies thereof and stating that he is a beneficial holder of the Company's Common Stock at a charge of $.35 per page, paid in advance. The Company will indicate the number of pages to be charged for upon such person's inquiry. Requests for copies and inquiries should be addressed to: Kirlin Holding Corp., 6901 Jericho Turnpike, Syosset, New York 11791, Attention: Corporate Secretary.

